Execution Copy

VOTING SUPPORT AGREEMENT

dated July 31, 2017

between

BETELGEUSE LLC

and

OSISKO GOLD ROYALTIES LTD

VOTING SUPPORT AGREEMENT

THIS AGREEMENT (this "Agreement") is made and entered into as of July 31, 2017,

BETWEEN

BETELGEUSE LLC, a limited liability company formed under the Delaware Limited Liability Company Act ("Shareholder")

AND:

OSISKO GOLD ROYALTIES LTD, a corporation incorporated under the laws of the Province of Québec, Canada (the "Corporation").

RECITALS

A.

Certain Affiliates (as hereinafter defined) of Shareholder and the Corporation are among the parties to an acquisition agreement dated June 4, 2017, as amended from time to time (the "Acquisition Agreement") providing for transactions in which, among other things, the Sellers (as defined in the Acquisition Agreement) shall (i) directly or (ii) through the sale of shares or other equity ownership interests of wholly-owned or partially-owned entities, sell and transfer to the Buyer (as defined in the Acquisition Agreement), all of the Sellers' right, title and interest in certain mineral royalty interests, stream agreements, offtake agreements and similar assets all on the terms and conditions stated in the Acquisition Agreement, in exchange for consideration payable to the Sellers consisting of cash and common shares in the capital of the Corporation (the "Consideration Shares");

B.

In connection with the issuance of the Consideration Shares, Shareholder and the Corporation are entering into a shareholder participation agreement (the "Shareholder Participation Agreement") to provide for, among other things: (i) rights of Shareholder to immediately appoint, and nominate for future elections, a representative of Shareholder as a member of the board of directors of the Corporation; (ii) procedures to mitigate conflicts of interest; (iii) rights and obligations of Shareholder in relation to the holding and selling of the Consideration Shares; and (iv) standstill obligations; and

C.	Shareholder and the Corporation wish to enter into this Agreement to provide for certain rights and obligations of Shareholder in relation to the voting of the Consideration Shares.

AGREEMENTS

In consideration of the mutual covenants in this Agreement, Shareholder and the Corporation agree as follows:

ARTICLE 1 - CERTAIN DEFINITIONS

1.1	Definitions

As used in this Agreement, the following terms, whether in singular or plural forms, shall have the following meanings:

"Acquisition Agreement" has the meaning given thereto in the recitals hereto.

"Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person, with "control" for such purpose meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or voting interests, by contract or otherwise; provided that, for purposes of Sections 2.1 and the definition of "Shareholder Ownership Percentage", an "Affiliate" shall include only any Person controlled by Shareholder or the Sellers and, for greater certainty, shall not include any Person controlling or under common control with Shareholder or the Sellers.

"Buyer" has the meaning given thereto in the Acquisition Agreement.

"Change of Control" means (i) any acquisition transaction, amalgamation, arrangement, merger or other consolidation or combination involving the Corporation and another Person, which results in such other Person, including Persons acting jointly or in concert with such other Person, directly or indirectly (A) beneficially owning, or exercising control or direction over, voting securities of the Corporation carrying the right to cast more than fifty percent (50%) of the votes attaching to all voting securities of the Corporation, or (B) acquiring more than fifty percent (50%) of the assets and properties of the Corporation on a consolidated basis,(ii) a change in more than fifty percent (50%) of the members of the Corporation Board during any 12-month period or (iii) any other event, transaction or series of events or transactions pursuant to which a Person acquires possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Corporation and/or its consolidated assets, whether by contract or otherwise.

"Code of Civil Procedure Arbitration Provisions" has the meaning given thereto in Section 3.11(b).

"Corporation" means Osisko Gold Royalties Ltd.

"Corporation Board" means the board of directors of the Corporation.

"Corporation Shares" means common shares in the capital of Corporation.

"Consideration Shares" has the meaning given in the recitals hereto.

"Dispute" has the meaning given thereto in Section 3.11(a).

"Governmental Authority" means the government of the United States of America, Canada or any province or territory thereof, or any other country or sovereign entity, any state, commonwealth, territory, or possession thereof, and any political subdivision or quasi-governmental authority of any of the same, including but not limited to courts, tribunals, arbitrators, departments, commissions, boards, bureaus, agencies, counties, municipalities and provinces.

"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions as adopted by securities regulators in the Provinces of Ontario and Quebec.

"Person" means any natural person, Governmental Authority, corporation, general or limited partnership, joint venture, limited liability company, trust, association, or unincorporated entity of any kind.

"Sellers" has the meaning given thereto in the Acquisition Agreement.

"Shareholder" means Betelgeuse LLC, a limited liability company formed under the Delaware Limited Liability Company Act.

"Shareholder Ownership Percentage" means the percentage equal to the fraction, the numerator of which is the Corporation Shares held by Shareholder and/or its Affiliates and the denominator of which is all then outstanding Corporation Shares.

"Shareholder Participation Agreement" has the meaning given in the recitals hereto.

"TSX" means Toronto Stock Exchange.

ARTICLE 2- VOTING SUPPORT

2.1	Voting Support

Subject to the provisions of Section 7.1 of the Shareholder Participation Agreement, until the earlier of (i) the date that is 18 months after the Closing Date and (ii) the date on which the Shareholder Ownership Percentage falls below 5%, Shareholder hereby covenants and agrees to, and to cause any Affiliate of Shareholder who receives Consideration Shares (including pursuant to the provisions of Section 6.2(c) of the Shareholder Participation Agreement) to:

(a)

be represented by proxy (delivered in advance of any proxy cut-off deadline) in respect of all of the Consideration Shares beneficially owned by, or over which control or direction is exercised, by it, at all meetings of shareholders of the Corporation;

(b)	vote all of the Consideration Shares beneficially owned, or over which control or direction is exercised, by it at all meetings of shareholders of the Corporation:

(i)	in favour of all of the Corporation's management recommendations in relation to the election of directors and the appointment of auditors;

(ii)	in favour of the renewal of any shareholder rights plan in existence on the Closing Date;

(iii)

in favour of any securities incentive plans recommended by the Corporation Board; provided that the total number of Corporation Shares issued or issuable under such securities incentive plans, when combined with the total number of Corporation Shares issued or issuable under all of the Corporation's other securities incentive plans, does not exceed 10% of the issued and outstanding Corporation Shares, on a non-diluted basis;

(iv)

in favour of any acquisition that is recommended by the Corporation Board for approval by shareholders; provided that such acquisition (A) does not involve an issuance of Corporation Shares for which shareholder approval is required pursuant to TSX rules or (B) is not a "related party transaction" within the meaning of MI 61-101;

(v)	in favour of any acquisition transaction that would result in a Change of Control and that is recommended by the Corporation Board for approval by shareholders; and

(c)	in favour of the approach of the Corporation Board on executive compensation.

ARTICLE 3-MISCELLANEOUS PROVISIONS

3.1	Expenses

Each of the parties shall bear its own costs and expenses arising from the transactions contemplated by this Agreement.

3.2	Waivers

No action taken pursuant to this Agreement, including any investigation by or on behalf of any party hereto, shall be deemed to constitute a waiver by the party taking the action of compliance with any representation, warranty, covenant or agreement contained in this Agreement. The waiver by any party hereto of any condition or of a breach of another provision of this Agreement shall not operate or be construed as a waiver of any other condition or subsequent breach. The waiver by any party of any of the conditions precedent to its obligations under this Agreement shall not preclude it from seeking redress for breach of this Agreement other than with respect to the condition so waived.

3.3	Notices

All notices, requests, demands, applications, waivers, services of process, and other communications which are required to be or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if sent by electronic mail or facsimile transmission or delivered by courier or mailed, certified first class mail, postage prepaid, return receipt requested, to the parties hereto at the following addresses:

(a)	To Shareholder:

c/o Estera Services (Bermuda) Limited
Canon's Court
22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

Attention: Limor Nissan
Facsimile: (212) 596-3489
Email: notices@orionresourcepartners.com

And with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Toronto, Ontario M5H 2T6

Attention: Nancy Eastman
Facsimile: 416 364 7813
Email: neastman@fasken.com

(b)	To the Corporation:

Osisko Gold Royalties Ltd
1100 Avenue des Canadiens-de-Montréal, Suite 300
Montreal, Québec, Canada
H3B 2S2

Attention: President
Facsimile: 514-940-0669
Email: corporatesecretary@osiskogr.com

With a copy (which shall not constitute notice) to:

Bennett Jones LLP
3400, One First Canadian Place
Toronto, Ontario, Canada
M5X 1A4

Attention: Sander Grieve
Facsimile: 416 863 1716
Email: grieves@bennettjones.com

or to such other address as any party shall have furnished to the other by notice given in accordance with this Section. Such notice shall be effective, (i) if delivered in person or by courier, upon actual receipt by the intended recipient, or (ii) if sent by electronic mail or facsimile transmission, upon receipt, or (iii) if mailed, upon the date of first attempted delivery.

3.4	Entire Agreement; Amendments

This Agreement, together with the Shareholder Participation Agreement and the Acquisition Agreement, embodies the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect thereto. This Agreement may not be modified orally, but only by an agreement in writing signed by the party or parties against whom any waiver, change, amendment, modification, or discharge may be sought to be enforced.

3.5	Conflict between Documents

Unless otherwise specifically stated, the provision of this Agreement shall govern and prevail in the event of any inconsistency or conflict between the terms hereof and of any assignment agreements or other document or instrument executed or delivered by any party in connection with the transactions contemplated hereunder.

3.6	Binding Effect; Benefits

This Agreement shall inure to the benefit of and will be binding upon the parties hereto and their respective successors and permitted assigns. Neither the Corporation nor Shareholder shall assign this Agreement or delegate any of its duties hereunder to any other Person without the prior written consent of the other.

3.7	Headings

The section and other headings in this Agreement are for reference purposes only and will not affect the meaning of interpretation of this Agreement.

3.8	Counterparts; Facsimile Signature

This Agreement may be executed by electronic mail or facsimile in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together will be deemed to be one and the same instrument.

3.9	Further Assurances

From and after the closing of the transactions described in the Acquisition Agreement, each of the Corporation and Shareholder shall do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each such party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

3.10	Governing Law and Jurisdiction for Disputes

The validity, performance, and enforcement of this Agreement shall be governed by the laws of the Province of Québec, without giving effect to the principles of conflicts of law of such Province.

3.11	Cooperation And Dispute Resolution

(a)

Consultation and Negotiation. In the event of any dispute, claim, question or disagreement (each a "Dispute") arising out of or relating to this Agreement, the parties shall use all reasonable endeavours to settle such Dispute. To this effect, they shall consult and negotiate with each other in good faith and attempt to reach a just and equitable solution to the Dispute within a period of thirty (30) days from the matter in dispute being raised by a party.

(b)

Single Arbitrator. If the parties cannot resolve the Dispute within the thirty (30) days period, a party may refer the Dispute to arbitration pursuant to the Book VII (section 940 and following) of the Code of Civil Procedure (Québec) (the "Code of Civil Procedure Arbitration Provisions"). The arbitration shall be held in the City of Montreal and determined by a single arbitrator. The arbitrator shall be qualified by experience and skill in the area(s) covered by the Dispute and, unless both parties agree in writing following full disclosure of any facts giving rise to a possible conflict, free from legal or business conflicts of interest in relation to the parties.

(c)

Application to Superior Court. If the parties do not agree upon the selection of the arbitrator within fifteen (15) days following the expiration of the thirty-day period referred to in Section 3.11(c), either party may apply to a judge of the Superior Court of Justice of Québec for the appointment of the arbitrator. Unless the parties agree to share the costs of the arbitration, the arbitrator shall determine what portion of the costs and expenses incurred in such proceeding shall be borne by each party participating in the arbitration. The award of the arbitrator shall be final and binding on each of the parties and shall not be subject to any appeal on any ground, including an error of law. The arbitration shall be governed by the laws of Québec and the laws of Canada applicable therein, and judgement upon the award rendered by the arbitrator may be entered in any court having jurisdiction. The parties covenant that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

(d)

Injunctions, etc. The provisions of this Agreement providing for the resolution of Disputes shall not operate to prevent recourse to the court by any party as permitted by the Code of Civil Procedure Arbitration Provisions with respect to injunctions or whenever enforcement of an arbitration award reasonably requires access to any remedy which an arbitrator has no power to award or enforce.

3.12	Severability

Any term or provision of this Agreement which is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining rights of the Person intended to be benefited by such provision or any other provisions of this Agreement.

3.13	Third Parties; Joint Ventures

This Agreement constitutes an agreement solely among the parties hereto, and, except as otherwise provided herein, is not intended to and will not confer any rights, remedies, obligations, or liabilities, legal or equitable, including any right of employment, on any Person other than the parties hereto and their respective successors, or assigns, or otherwise constitute any Person a third party beneficiary under or by reason of this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the parties hereto partners or participants in a joint venture.

3.14	Construction

This Agreement has been negotiated by the Corporation and Shareholder and their respective legal counsel, and legal or equitable principles that might require the construction of this Agreement or any provision of this Agreement against the party drafting this Agreement shall not apply in any interpretation of this Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

Shareholder and the Corporation have executed this Agreement as of the date first written above.

BETELGEUSE LLC, by its managing
member ORION MINE FINANCE
MANAGEMENT I LIMITED

By:	(signed) "Sarah Demerling"
Name: Sarah Demerling
Title: Authorized Signatory

OSISKO GOLD ROYALTIES LTD

By:	(signed) "Bryan A. Coates"
Name: Bryan A. Coates
Title: President

By:	(signed) "Elif Lévesque"
Name: Elif Lévesque
Title: Chief Financial Officer and Vice President, Finance

[Signature Page – Voting Support Agreement]